Exhibit e(3)

ProFunds Distributors, Inc

DEALER AGREEMENT

Re:	ProFunds and Access One Trust

Ladies and Gentlemen:

As the distributor of the shares (“Shares”) of each investment company portfolio (“Fund”) of the investment company or companies listed on Appendix C, as amended by us from time to time (collectively, “Company”), ProFunds Distributors, Inc.] (“Distributor”) hereby invites you to participate in the selling group on the following terms and conditions. In this letter, the terms “we,” “us,” and similar words refer to the Distributor, and the terms “you,” “your,” and similar words refer to the dealer executing this agreement, including its associated persons.

1.	Dealer. You hereby represent that you are a broker-dealer properly registered and qualified under all applicable federal, state and local laws to engage in the business and transactions described in this agreement, and that you are a member in good standing of the National Association of Securities Dealers, Inc. (“NASD”) and the Securities Investor Protection Corporation (“SIPC”). You agree that it is your responsibility to determine the suitability of any Fund Shares as investments for your customers, and that we have no responsibility for such determination. You further agree to maintain all records required by Applicable Laws (as defined below) or that are otherwise reasonably requested by us relating to your transactions in Fund Shares. In addition, you agree to notify us immediately in the event your status as a member of the NASD or SIPC changes.

2.	Qualification of Shares. We will make available to you a list of the states or other jurisdictions in which Fund Shares are registered for sale or are otherwise qualified for sale, which may be revised from time to time. You will make offers of Shares to your customers only in those states, and you will ensure that you (including your associated persons) are appropriately licensed and qualified to offer and sell Shares in any state or other jurisdiction that requires such licensing or qualification in connection with your activities. We will promptly inform you of any changes from that list of states.

3.	Orders. All orders you submit for transactions in Fund Shares shall reflect orders received from your customers or shall be for your account for your own bona fide investment, and you will date and time-stamp your customer orders and forward them promptly each day and in any event prior to the time required by the applicable Fund prospectus (the “Prospectus,” which for purposes of this agreement includes the Statement of Additional Information incorporated therein). As agent for your customers, you shall not withhold placing customers’ orders for any Shares so as to profit yourself or your Customer as a result of such withholding. You are hereby authorized to: (i) place your orders directly with the relevant Company for the purchase of Shares and (ii) tender Shares directly to the Company for redemption, in each case subject to the terms and conditions set forth in the Prospectus and any operating procedures and policies established by us from time to time. All purchase orders you submit are subject to acceptance or rejection, and we and the Company reserve the right to suspend or the limit the sale of Shares. You are not authorized to make any representations concerning Shares of any Fund except such representations as are contained in the Prospectus and in such supplemental written information that we may provide to you with respect to a Fund. All orders that are accepted for the purchase of Shares shall be executed at the next determined public offering price per share (i.e., the net asset value per share plus the applicable sales load, if any) and all orders for the redemption of Shares shall be executed at the next determined net asset value per share and subject to any applicable redemption fee, in each case as described in the Prospectus.

4.	Compliance with Applicable Laws; Distribution of Prospectus and Reports; Confirmations. In connection with its respective activities hereunder, each party agrees to abide by the terms of the Prospectus, the Conduct Rules of the NASD and all other rules of self-regulatory organizations of which the relevant party is a member, as well as all laws, rules and regulations, including federal and state securities laws, that are applicable to the relevant party (and its associated persons) from time to time in connection with its activities hereunder (“Applicable Laws”). You shall distribute to your customers the current Prospectus and, if requested by your customers, the statement of additional information, and are authorized to distribute any supplemental sales material received from us (on the terms and for the period specified by us or stated in such material). You are not authorized to distribute, furnish or display any other sales or promotional material relating to a Fund without our written approval, but you may identify the Funds in a listing of mutual funds available through you to your customers. Unless otherwise mutually agreed in writing, you shall deliver or cause to be delivered to each customer who purchases shares of any Funds from or through you, copies of all annual and interim reports, proxy solicitation materials, and any other information and materials relating to such Funds and prepared by or on behalf of the Funds or us. If required by Rule 10b-10 under the Securities Exchange Act or other Applicable Laws, you shall send or cause to be sent confirmations or other reports to your customers containing such information as may be required by Applicable Laws.

5.	Sales Charges and Concessions. On each purchase of Shares by you (but not including the reinvestment of any dividends or distributions), you shall be entitled to receive such dealer allowances, concessions, sales charges or other compensation, if any, as may be set forth in the Prospectus. Sales charge reductions and discounts may be available as provided in the Prospectus. You shall notify the Company or Distributor when a transaction or transactions would qualify for the reduced charge and you must submit information that is sufficient (in the discretion of the Company and/or us) to substantiate qualification therefor. The foregoing shall include advising us of any Letter of Intent signed by your customer or of any Right of Accumulation available to such customer. If you fail to so advise us, you will be liable for the return of any commissions plus interest thereon. Rights of accumulation (including rights under a Letter of Intent) are available, if at all, only as set forth in the Prospectus, and you authorize any adjustment to your account (and will be liable for any refund) to the extent any allowance, discount or concession is made and the conditions therefor are not fulfilled. Each price is always subject to confirmation, and will be based upon the net asset value next determined after receipt of an order that is in good form. If any Shares purchased are tendered for redemption or repurchased by the Fund for any reason within seven business days after confirmation of the purchase order for such Shares, you agree to promptly refund the full sales load or other concession and you will forfeit the right to receive any compensation allowable or payable to you on such Shares. We reserve the right to waive sales charges. You represent to us that you are eligible to receive any such sales charges and concessions paid to you by us under this section.

6.	Transactions in Fund Shares. With respect to all orders you place for the purchase of Fund Shares, unless otherwise agreed, settlement shall be made with the Company on the same day as the purchase after acceptance of the order. If payment is not so received or made, the transaction may be cancelled. In this event or in the event that you cancel the trade for any reason, you agree to be responsible for any loss resulting to the Funds or to us from your failure to make payments as aforesaid. You shall not be entitled to any gains generated thereby. You also assume responsibility for any loss to a Fund caused by any order placed by you on an “as-of” basis subsequent to the trade date for the order, and will immediately pay such loss to the

Fund upon notification or demand. Such orders shall be acceptable only as permitted by the Company and shall be subject to the Company’s policies pertaining thereto, which may include receipt of an executed Letter of Indemnity in a form acceptable to us prior to the Company’s acceptance of any such order.

7.	Accuracy of Orders; Customer Signatures. You shall be responsible for the accuracy, timeliness and completeness of any orders transmitted by you on behalf of your customers by any means, including wire or telephone. In addition, you agree to guarantee the signatures of your customers when such guarantee is required by the Company and you agree to indemnify and hold harmless all persons, including us and the Funds’ transfer agent, from and against any and all loss, cost, damage or expense suffered or incurred in reliance upon such signature guarantee.

8.	Indemnification. You agree to indemnify us and the Company and hold us and the Company harmless from and against any claims, liabilities, expenses (including reasonable attorneys fees) and losses resulting from (i) any failure by you to comply with Applicable Laws in connection with activities performed under this agreement, (ii) any breach by you of any representation or warranty hereunder, or your failure to comply with any of your obligations hereunder, or (iii) any unauthorized representation made by you concerning the Company, the Funds or an investment in Fund Shares. We agree to indemnify you and hold you harmless from and against any claims, liabilities, expenses (including reasonable attorneys fees) and losses resulting from (i) any failure by us to comply with Applicable Laws in connection with our activities as Distributor under this agreement, or (ii) any untrue statement of a material fact set forth in a Fund’s Prospectus or supplemental sales material provided to you by us (and used by you on the terms and for the period specified by us or stated in such material), or omission to state a material fact required to be stated therein to make the statements therein not misleading; provided, however, that the indemnification in this clause (ii) shall be limited to indemnification actually received by us as Distributor from the Funds, except to the extent that the relevant claims, liabilities, expenses and losses result from our own failure to exercise reasonable care in the preparation or review of the Prospectus or such other materials.

9.	Multi-Class Distribution Arrangements. You understand and acknowledge that the Funds may offer Shares in multiple classes, and you represent and warrant that you have established compliance procedures designed to ensure that your customers are made aware of the terms of each available class of Fund Shares, to ensure that each customer is offered only Shares that are suitable investments for him or her, to ensure that each customer is availed of the opportunity to obtain sales charge break points as detailed in the Prospectus, and to ensure proper supervision of your representatives in recommending and offering the Shares of multiple classes to your customers.

a.

10.	Anti-Money Laundering Compliance. Each party acknowledges that it is a financial institution subject to the USA Patriot Act of 2001 and the Bank Secrecy Act (collectively, the “AML Laws”), which require, among other things, that financial institutions adopt compliance programs to guard against money laundering. Each represents and warrants to the other that it is in compliance with and will continue to comply with the AML Laws and applicable regulations in all relevant respects.

a.

b.	We each agree that we will take such further steps, and cooperate with the other as may be reasonably necessary, to facilitate compliance with the AML Laws, including but not limited to the provision of copies of our written procedures, policies and controls related thereto (“AML

Operations”). You undertake that you will grant to us and the Fund, the Fund’s anti-money laundering compliance officer and regulatory agencies, reasonable access to copies of your AML Operations, books and records pertaining to the Fund only. You will supply us or the Fund or its agents, upon request, with evidence of the due diligence work that it has carried out for particular customers and such other information and reports as we or Fund or its agents may from time to time reasonably request. With respect to Shares held in the name of your customers (i.e. fully disclosed accounts), you will promptly inform us or Fund if you cannot form a reasonable belief that you know the true identity of the customer within a reasonable time after the account has been opened for such customer. You will permit inspection by U.S. federal departments or regulatory agencies with appropriate jurisdiction and to make available to examiners from such departments or regulatory agencies such information and records relating to your AML program as they may reasonably request. You confirm that the Funds for which you place orders are also beneficiaries of this Agreement and therefore are relying on your compliance with AML Laws and other Applicable Laws as well as with the terms of this Agreement.

11.	Privacy. The parties agree that any Non-public Personal Information, as the term is defined in Regulation S-P (“Reg S-P”) of the Securities and Exchange Commission, that may be disclosed hereunder is disclosed for the specific purpose of permitting the other party to perform the services set forth in this agreement. Each party agrees that, with respect to such information, it will comply with Reg S-P and that it will not disclose any Non-Public Personal Information received in connection with this agreement to any other party, except to the extent required to carry out the services set forth in this agreement or as otherwise permitted by law.

12.	Distribution and/or Service Fees. Subject to and in accordance with the terms of each Prospectus and the Distribution Plan and/or Service Plan, if any, adopted by the Fund pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “1940 Act”), we may pay financial institutions with which we have entered into an agreement in substantially the form annexed hereto as Appendix A or such other form as may be approved from time to time by the Board (the “Fee Agreement”) such fees as may be determined in accordance with such Fee Agreement, for distribution, shareholder or administrative services, as described therein.

13.	Order Processing. In accordance with NASD Notice to Members 03-50 (reminding members of their responsibility to ensure that they have in place policies and procedures reasonably designed to detect and prevent the occurrence of mutual fund transactions that would violate Rule 22c-1 under the 1940 Act, NASD Conduct Rule 2110 and other applicable rules and regulations), you represent that you have reviewed your policies and procedures to ensure that they are adequate with respect to preventing violations of law and prospectus requirements related to timely order-taking and market timing activity, and you hereby provide the certification set forth on Appendix B hereto. In this regard, you represent and warrant, that:

(i)	you have adopted policies and procedures reasonably designed to ensure, and that will ensure, that orders for Shares received prior to the time set for establishment of a Fund’s net asset value as specified in such Fund’s Prospectus (“Close of Trading”) are segregated from orders received after the Close of Trading, and that orders received prior to the Close of Trading are properly transmitted to the Funds in accordance with this Agreement for execution at the current day’s net asset value (“NAV”) and that such procedures either prevent or detect on a timely basis instances of noncompliance with the policy with respect to the receipt and processing of orders,

(ii)	you have adopted policies and procedures reasonably designed to ensure, and that will ensure, that orders received after the Close of Trading are properly transmitted to the Funds for execution at the next determined NAV and that such procedures either prevent or detect on a timely basis instances of noncompliance with the policy with respect to the receipt and processing of orders, and

(iii)	You further agree that you will immediately notify us and the Funds of any exceptions as to your compliance with this Agreement and will respond to reasonable requests from us or the Funds for information relating to any of your activities under this Agreement.

14.	Amendments. This agreement may be amended from time to time by the following procedure. We will mail a copy of the amendment to you at your address shown below or as registered as your main office from time to time with the NASD. If you do not object to the amendment within fifteen (15) days after its receipt, or if you place any order for Shares following receipt, you shall be deemed to have accepted the amendment and the amendment will become a part of this agreement. All amendments shall be in writing and except as provided above shall be executed by both parties.

15.	Termination. This agreement will terminate automatically upon the termination of the Distribution Agreement between us and the Funds. This agreement may be terminated by either party, without penalty, upon ten days’ prior written notice to the other party. We may terminate this Agreement immediately, upon notice to you, in the event of your breach of this Agreement or if the Fund determines that it is in the best interests of shareholders to effect such termination . Any unfulfilled obligations hereunder, and all obligations of indemnification, shall survive the termination of this agreement.

16.	NASD Compliance. This Agreement is in all respects subject to the Conduct Rules of the NASD. You shall inform us promptly of any pending or threatened action or proceeding by the NASD bearing on your membership with the NASD and of any suspension or termination of such membership. You recognize that under the Conduct Rules we are prohibited from making any payments to you after your ceasing to be a member of the NASD, other than payments with respect to which all events entitling you to payment (including the completion of any applicable time period) have occurred prior to that date, and you shall not be entitled to payments with respect to activities that occur after that date. You shall return to us, upon demand, the amount of any payments we identify to you as relating to activities which occurred after your ceasing to be a member of the NASD. After the earlier of your ceasing to be a member of the NASD or the termination of this agreement, neither we nor any Fund shall not be obligated to accept instructions from you or you employees. If this Agreement terminates because your membership in the NASD terminates, you shall inform your customers to contact us directly with respect to matters relating to their account, and you shall provide to us and the Fund with details by customer of each beneficial owner within the account and their individual transaction information and history.

17.	Notices. All notices and communications to us shall be sent to us at 100 Summer Street, 15th Floor, Boston, Massachusetts 02110, Attn: Broker-Dealer Compliance Department, or at such other address as we may designate in writing. All notices and other communication to you shall be sent you at the address set forth below or at such other address as you may designate in writing. All notices required or permitted to be given pursuant to this agreement shall be given in writing and delivered by personal delivery, by postage prepaid mail, or by facsimile or similar means of same-day delivery, with a confirming copy by mail.

18.	Authorization. Each party represents to the other that all requisite corporate proceedings have been undertaken to authorize it to enter into and perform under this agreement as contemplated herein, and that the individual that has signed this agreement below on its behalf is a duly elected officer that has been empowered to act for and on behalf of such party with respect to the execution of this agreement.

19.	Miscellaneous. This agreement supersedes any other agreement between the parties with respect to the offer and sale of Fund Shares and other matters covered herein. The invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of any other term or provision hereof. This agreement may be executed in any number of counterparts, which together shall constitute one instrument. This agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to conflict of laws principles, and shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

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If the foregoing corresponds with your understanding of our agreement, please sign this document and the accompanying copies thereof in the appropriate space below and return the same to us, whereupon this agreement shall be binding upon each of us.

ProFunds Distributors, Inc.

By:
Insert Name:
Title:

Date:

Agreed to and accepted:

[Dealer]

By:
Insert Name:
Title:

Date:

Address of Dealer:

c.

Appendix A

ProFunds and Access One Trust

ProFunds Distributors, Inc.

DISTRIBUTION/SERVICE FEE AGREEMENT

Ladies and Gentlemen:

This Fee Agreement (“Agreement”) confirms our understanding and agreement with respect to Rule 12b-1 payments to be made to you in accordance with the Dealer Agreement between you and us (the “Dealer Agreement”), which entitles you to serve as a selected dealer of certain Funds for which we serve as Distributor. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Dealer Agreement.

1. From time to time during the term of this Agreement, we may make payments to you pursuant to one or more distribution and service plans (the “Plans”) adopted by certain of the Funds pursuant to Rule 12b-1 of the 1940 Act. You agree to furnish sales and marketing services and/or shareholder services to your customers who invest in and own Fund Shares, including, but not limited to, answering routine inquiries regarding the Funds, processing shareholder transactions, and providing any other shareholder services not otherwise provided by a Fund’s transfer agent. With respect to such payments to you, we shall have only the obligation to make payments to you after, for as long as, and to the extent that, we receive from the Fund an amount equivalent to the amount payable to you. The Fund or us, as Distributor, each reserves the right, without prior notice, to suspend or eliminate the payment of such Rule 12b-1 Plan payments or other dealer compensation by amendment, sticker or supplement to the then-current Prospectus of the Fund.

2. Any such fee payments shall reflect the amounts described in a Fund’s Prospectus. Payments will be based on the dollar amount of Fund Shares which are owned by those customers of yours whose records, as maintained by the Funds or the transfer agent, designate your firm as the customer’s dealer of record or is agreed to by us and the dealer of record. No such fee payments will be payable to you with respect to shares purchased by or through you and redeemed by the Funds within seven business days after the date of confirmation of such purchase. You represent that you are eligible to receive any such payments made to you under the Plans.

3. You agree that all activities conducted under this Agreement will be conducted in accordance with the Plans, as well as all applicable state and federal laws, including the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Securities Act of 1933 and any applicable rules of the NASD.

4. At the end of each month (or quarterly, upon request), you shall furnish us with a written report describing the amounts payable to you pursuant to this Agreement and the purpose for which such amounts were expended. We shall provide quarterly reports to the Funds’ Board of amounts expended pursuant to the Plans and the purposes for which such expenditures were made. You shall furnish us with such other information as shall reasonably be requested by us in connection with our reports to the Board with respect to the fees paid to you pursuant to this Agreement.

5. This Agreement shall continue in effect until terminated in the manner prescribed below or as provided in the Plans or in Rule 12b-1. This Agreement may be terminated, with respect to one or more Funds, without penalty, by either of us, upon ten days’ prior written notice to the other party. In addition, this Agreement will be terminated with respect to any Fund upon a termination of the relevant Plan or the Dealer Agreement, if a Fund closes to new investments, or if our Distribution Agreement with the Funds terminates.

6. This Agreement may be amended by us from time to time by the following procedure. We will mail a copy of the amendment to you at your address shown below or as registered from time to time with the NASD. If you do not object to the amendment within fifteen (15) days after its receipt, the amendment will become a part of this Agreement. Your objection must be in writing and be received by us within such fifteen days.

7. This Agreement shall become effective as of the date when it is executed and dated by us below. This Agreement and all the rights and obligations of the parties hereunder shall be governed by and construed under the laws of the Commonwealth of Massachusetts.

8. All notices and other communications shall be given as provided in the Dealer Agreement. If the foregoing is acceptable to you, please sign this Agreement in the space provided below and return the same to us.

ProFunds Distributors, Inc.	Agreed to and Accepted:

Name and Address of Dealer firm:
By:
Insert Name:
Title:
Date:	By:
Insert Name:
Title:
Date:

d. Appendix B

To: PROFUNDS DISTRIBUTORS, INC.

as Distributor of ProFunds and Access One Trust

Confirmation Pursuant to NASD Notice to Members 03-50

As a selected dealer of the Shares of the above-referenced Funds, and pursuant to the terms of our Dealer Agreement, we hereby certify to you that we will at all times comply with (i) the provisions of our Dealer Agreement related to compliance with all applicable rules and regulations; and (ii) the terms of each registration statement and prospectus for the Funds.

We have performed a review of our internal controls and procedures to ensure that such controls and procedures are adequate to (i) prevent the submission of any order received after the deadline for submission of orders in each day that are eligible for pricing at that day’s net asset value per share (“NAV”); and (ii) prevent the purchase of Fund Shares by an individual or entity whose stated objectives are not consistent with the stated policies of a Fund in protecting the best interests of longer-term investors, particularly where such customer-investor may be seeking market timing or arbitrage opportunities through such purchase.

This Certification is made this day of . 200 .

By:

Name of Dealer

Authorized signatory

Title

Appendix C

Access High Yield Fund	Access Flex High Yield Fund
Access Money Market Fund	Access VP High Yield Fund
Access Flex Bear High Yield Fund	Access VP Bear High Yield Fund